January 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AEI

Application for Withdrawal on Form AW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of Post-Effective Amendment No. 1 to the Registration Statement on Form S-8
SEC File No. 333-160106

Ladies and Gentlemen:

 Pursuant to Rule 477 (a) of the Securities Act of 1933, as amended, AEI (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the referenced Registration Statement, filed with the Commission on January 7, 2011.

The Post-Effective Amendment was filed in order to remove from registration the securities of the Registrant registered but unsold on the referenced Registration Statement as of the date thereof, however the Post-Effective Amendment was filed with an incorrect EDGAR tag. A new post-effective amendment to the referenced Registration Statement will be re-filed as soon as practicable. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities were sold under the Post-Effective Amendment. The Registrant intends to file a Form 15 to terminate the registration of its ordinary shares under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended.

 If you have any questions regarding this application for withdrawal, please contact G. David Brinton of Clifford Chance US LLP, counsel for the Registrant, at (212) 878 - 8276.

Very truly yours,

AEI

By:  /s/ Eduardo Pawluszek
Name: Eduardo Pawluszek
Title: Executive Vice President and
Chief Financial Officer